Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151244

Prospectus supplement

To prospectus dated May 29, 2008

Antigenics Inc.

9,228,238 Shares of Common Stock

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

This prospectus supplement relates to the issuance and sale of up to 9,228,238 shares of our common stock from time to time through our sales agent, Wm Smith & Co. These sales, if any, will be made pursuant to the terms of a sales agreement, as amended, between us and the sales agent, which was filed with the Securities and Exchange Commission under reports on Form 8-K dated March 14, 2008 and July 10, 2008 and is incorporated by reference herein.

Our common stock trades on the NASDAQ Global Market (NASDAQ) under the symbol “AGEN.” Sales of shares of our common stock under this prospectus supplement, if any, may be made by any method deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the NASDAQ, the existing trading market for our common stock. The sales agent will make all sales on a best efforts basis using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us. On July 9, 2008, the last reported sales price of our common stock on the NASDAQ was $1.73 per share.

The compensation to the sales agent for sales of common stock sold pursuant to the sales agreement will be 4.5% of the gross proceeds of the sales price per share of common stock sold. The net proceeds from any sales under this prospectus supplement will be used as described under “Use of Proceeds” in the accompanying prospectus. The proceeds that we receive from sales of our common stock will depend on the number of shares actually sold and the offering price of such shares.

In connection with the sale of common stock on our behalf, the sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

You should read carefully and consider the “Risk Factors” referenced on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Wm Smith & Co.

The date of this prospectus supplement is July 10, 2008.